1st Franklin Financial Corporation

135 East Tugalo Street

Post Office Box 880

Toccoa, Georgia 30577

April 10, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Eric Envall

Re:1st Franklin Financial Corporation

Request for Withdrawal of Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (SEC Accession No. 0001376474-19-000075) and Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (SEC Accession No. 0001376474-19-000076) Filed on April 5, 2019

Ladies and Gentlemen:

On April 5, 2019, 1st Franklin Financial Corporation, a Georgia corporation (the “Registrant”), filed Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (SEC Accession No. 0001376474-19-000075) and Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (SEC Accession No. 0001376474-19-000076) (together, the “Post-Effective Amendments”).

The Post-Effective Amendments were inadvertently tagged in EDGAR with the incorrect submission type.  Consequently, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant respectfully requests the immediate withdrawal of the Post-Effective Amendments filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2019 and respectfully requests that the Commission consent thereto.  The Registrant refiled the Post-Effective Amendments with the correct EDGAR submission type “POS AM” on April 10, 2019.

Because the Post-Effective Amendments were not declared effective by the Commission, no offers or sales were made pursuant to the Post-Effective Amendments.

Thank you for your assistance in this request.  If you have any questions regarding this letter or require any additional information, please do not hesitate to contact Mark L. Hanson of Jones Day, counsel to the Registrant, at (404) 581-8573, or by e-mailing him at mlhanson@jonesday.com.

Very truly yours,

1st Franklin Financial Corporation

By: /s/ A. Roger Guimond

A. Roger Guimond

Executive Vice President and

Chief Financial Officer

cc:Mark L. Hanson, Esq., Jones Day